May 23, 2024

Catherine De Lorenzo

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gem Industries Group, Inc.
Offering Statement on Form 1-A, as amended Initially Filed April 2, 2024 File No. 024-12423

Dear Ms. De Lorenzo:

This letter sets forth the request of Gem Industries Group, Inc., (“GEM” or the “Company”) for Qualification of its Regulation A Offering on Form 1-A, as amended.

Kindly be advised that Gem Industries Group, Inc. requests that its Regulation A Offering on Form 1-A, as amended, be qualified on Tuesday, May 28, 2024, at 12pm Eastern Time, or as soon as practical thereafter.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company affirms it has been advised by at least one state that it is prepared for qualification for its securities offering.

This replaces and updates the previous qualification request. We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (405) 955-4850. Thank you for your attention to this matter.

Sincerely,

/s/ Dawn Blevins
CEO and Director